Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in millions)

Three Months Ended March 31, 2016
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$86
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$93

Earnings:
Income Before Income Taxes	$435
Fixed Charges	93

Total Earnings	$528

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	5.68x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$135
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$142

Earnings:
Income Before Income Taxes	$435
Fixed Charges	142

Total Earnings	$577

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.06x